UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Translation of registrant’s name into English)
141 Front Street
Hamilton HM 19
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

On November 21, 2024, Aspen Insurance Holdings Limited (the “Company”) issued a press release, which is attached hereto as Exhibit 99.1, announcing that it entered into an Underwriting Agreement (the “Underwriting Agreement”) with Wells Fargo Securities, LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC, each for themselves and as representatives of the several underwriters named in Schedule I thereto (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, the Company agreed to sell, and the Underwriters agreed to purchase, subject to and upon terms and conditions set forth therein, an aggregate of 8,000,000 depositary shares (the “Depositary Shares”), each of which represents a 1/1,000th interest in a share of the Company’s newly designated 7.00% Perpetual Non-Cumulative Preference Shares (the “Preference Shares”), par value US$0.0015144558 per Preference Share, with an initial liquidation preference of US$25,000 per Preference Share, equivalent to US$25 per Depositary Share (representing US$200 million in aggregate liquidation preference). In addition, the Company granted the Underwriters in the offering a 30-day option to purchase up to an additional 1,200,000 Depositary Shares, at the public offering price per share, less the underwriting discount, to cover over-allotments, if any. The offering was made pursuant to an effective shelf registration statement (File No. 333-272650) (the “Registration Statement”) and is expected to close on November 26, 2024. A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1.
INCORPORATION BY REFERENCE
This report on Form 6-K and Exhibit 1.1 hereto shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference into the Registration Statement and a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX

Exhibit

1.1
Underwriting Agreement, dated November 21, 2024, among the Company and Wells Fargo Securities, LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC, each for themselves and as representatives of the several underwriters named in Schedule I thereto.

99.1	Press Release of the Company, dated November 21, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: November 22, 2024	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer